Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED ANNOUNCES CONSENT SOLICITATION FOR ITS 10.2500%

SENIOR NOTES DUE 2018

October 22, 2012 — MCE Finance Limited (the “Company”) today announced that it has commenced a consent solicitation (the “Consent Solicitation”) seeking consents from holders (the “Holders”) of its outstanding 10.2500% Senior Notes due 2018 (the “Notes”) to certain proposed amendments to the indenture governing the Notes. The Notes are listed on the Singapore Exchange Securities Trading Limited.

The record date for the Consent Solicitation is 5:00 p.m., New York City time, on October 19, 2012. The Consent Solicitation will expire at 5:00 p.m., New York City time, on October 29, 2012, unless extended or terminated by the Company.

The Company is seeking consents to (i) allow the Company the flexibility to transact with certain projects and to provide for certain other technical amendments (the “Proposed Base Amendments”) and (ii) to allow it to make an additional US$400.0 million of restricted payments to fund the Studio City project (the “Proposed Restricted Payments Amendments”), as described in the Consent Solicitation Statement dated October 22, 2012 relating to the Consent Solicitation (the “Consent Solicitation Statement”).

A Holder may deliver consents solely to the Proposed Base Amendments as an entirety or to both the Proposed Base Amendments and the Proposed Restricted Payments Amendments.

The Company is offering to the Holders of record as of the record date (i) a consent payment of US$2.50 for each $1,000 in principal amount of the Notes in respect of which such Holder has validly delivered a consent to the Proposed Base Amendments and (ii) a consent payment of US$10.00 for each $1,000 in principal amount of the Notes in respect of which such Holder has validly delivered a consent to the Proposed Restricted Payments Amendments, in each case prior to the expiration of the Consent Solicitation. The Company’s obligation to accept consents and pay the applicable consent payment is conditioned on, among other things, there being validly delivered (and not validly revoked), with respect to each of the Proposed Base Amendments and the Proposed Restricted Payments Amendments, consents from the Holders of not less than a majority in aggregate principal amount of the outstanding Notes to such amendments.

For a detailed statement of the terms and conditions of the Consent Solicitation, Holders should refer to the Consent Solicitation Statement and related documents. The Consent Solicitation Statement will be distributed to Holders by Bondholder Communications Group, LLC, the Information and Tabulation Agent for the Consent Solicitation. The Company has engaged Deutsche Bank AG, Singapore Branch to act as the sole solicitation agent for the Consent Solicitation. Questions from Holders regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement, the Consent Form or other related documents should be directed to Bondholder Communications Group, LLC, the Information and Tabulation Agent for the Consent Solicitation, at 30 Broad Street, 46th floor, New York, NY 10004, United States, Attn: Marilyn Calvin (UK: +44 207 382 4580; US: +1 212 809 2663) or Deutsche Bank AG, Singapore Branch, the Solicitation Agent for the Consent Solicitation, at One Raffles Quay, #17-00 South Tower, Singapore 048583, Fax: +65 6883 1769, Attention: Global Risk Syndicate with copy to Deutsche Bank Securities Inc., 60 Wall Street, 2nd Floor, New York, NY 10005, Attention: Liability Management Group, Toll free: +1 855-287-1922, Collect: +1 212-250-7527.

This announcement is not a solicitation of consent with respect to any Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement and related documents, which set forth a detailed statement of the terms of the Consent Solicitation.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons absent registration pursuant to the U.S. Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also
Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com